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FOR IMMEDIATE RELEASE

                                              Contacts:  Paul Stoffel
                                                         Chairman
                                                         (214) 750-7778

                                                         Thomas Kiraly
                                                         Chief Financial Officer
                                                         (214) 905-2370


BRC SIGNS MERGER AGREEMENT WITH ACS

Dallas, Texas - October 19, 1998   BRC Holdings, Inc. (BRC) (NASDAQ-BRCP)
announced today that it has signed a definitive agreement with Affiliated Computer Services, Inc. (ACS) under which BRC will be acquired by and merged into a subsidiary of ACS. ACS intends to commence a cash tender offer for approximately 51% of the fully-diluted shares of BRC within five business days at a price of $19.00 per share. The merger agreement is subject to certain conditions, including regulatory approvals and approval of the merger by the shareholders of BRC. Upon satisfaction of these conditions, ACS will acquire all of the remaining shares of common stock of BRC at a price of $19.00 per share in cash.

Based on BRC's approximately 13.7 million outstanding common shares, the gross transaction value for all shares is approximately $261 million. In addition, BRC currently has cash and readily marketable securities of approximately $100 million.

BRC Holdings, Inc., based in Dallas, Texas, is an information technology services firm with 30 years experience in providing consulting, project management, technical support and systems services that enable its clients to achieve their strategic and operational objectives. BRC specializes in information technology outsourcing, consulting, information systems and document management. BRC is ITAA*2000 certified. For more information about BRC, visit the Company's web site at www.brcp.com.

ACS is based in Dallas, Texas, and has operations primarily in North America, as well as Central America, South America, Europe and Middle East. ACS provides a full range of business services including technology outsourcing, business process outsourcing, electronic commerce, professional services and systems integration. The Company's Class A common stock trades on the New York Stock Exchange under the symbol AFA. Visit ACS on the Internet at www.acs-

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inc.com.

Statements about the Company's outlook and all other statements in this release other than historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements rely on a number of assumptions concerning future events and are subject to a number of uncertainties and factors, many of which are outside BRC's control, that could cause actual results to differ materially from such statements. While the Company believes that the assumptions concerning future events are reasonable, it cautions that there are inherent difficulties in predicting certain important factors, especially the timing and magnitude of technological advances; market responses to the Company's product and service offerings, pricing pressures, results from litigation, the timely development and acceptance of new products and services, changes in customer preferences, inventory risks due to shifts in market demand and the successful consummation of the transactions contemplated in the merger agreement. Consequently, the actual results realized by the Company could differ materially from the statements made herein. Shareholders of the Company are cautioned not to place an undue reliance on the forward-looking statements made herein.